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SEC FILE NUMBER
8-45221

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clarksons Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Ave of the Americas - 16th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian J. McDonagh	212-317-7092	brian.mcdonagh@clarksons.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian J. McDonagh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarksons Securities, inc, as of 12/31, 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORENZO BROOK
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01BR6427814
MY COMMISSION EXPIRES 1/3/26

Signature: [signature]

Title:
Chief Compliance Officer

Lorenzo Brook
Notary Public
2/27/24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clarksons Securities, Inc.

Statement of Financial Condition

December 31, 2023

Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Clarksons Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clarksons Securities, Inc., (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Mazars USA LLP

New York, NY
February 26, 2024

Clarksons Securities, Inc.

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	7,331,678
Deposit with clearing broker		100,000
Securities owned, at clearing broker, at fair value		2,643,095
Receivables from clearing broker		2,918,825
Receivables from clients		32,626
Fixed assets, net of accumulated depreciation and amortization of $693,286		18,601
Due from related parties		244,509
Recoverable payroll taxes		173,000
Deferred tax assets, net of valuation allowance of $4,316,962		-
Prepaids and other assets		150,455
Total assets	$	13,612,789
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	1,592,470
Due to related parties		99,143
Total liabilities		1,691,613
Stockholder's equity:		
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		-
Additional paid-in capital		24,266,857
Retained earnings (deficit)		(12,345,685)
Total stockholder's equity		11,921,176
Total liabilities and stockholder's equity	$	13,612,789

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Clarksons Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also participates in underwriting corporate debt securities in the United States as a selling group or syndicate member, including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of United States issuers. The Company additionally chaperones the research and trading activities of Clarksons Securities AS (the "Parent") into the United States.

The Company is a wholly owned subsidiary of the Parent, which is based in Norway. The Company itself is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC (the "Ultimate Parent"), which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully-disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

As further described in the related party transactions footnote (note 7) the Company is a member of a group of companies with relationships with members of the group. As such, it is possible that the terms of these transactions are not the same as those which result from transactions among unrelated parties.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Broker and from Clients

Receivables from the Company's clearing broker consist of commissions earned by the Company and amounts otherwise held on deposit by the clearing broker. Receivables from clients consist of amounts due for research and placement of securities services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and, as of December 31, 2023, an allowance for doubtful accounts of $59,413 was recorded based on that assessment.

Securities Owned and Securities on Deposit, at Fair Value

Securities owned at fair value is primarily comprised of U.S. Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's Statement of Financial Condition. Securities owned are stated at quoted market price.

Prepaids and Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Prepaids and other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to ten years.

Revenue and Receivables

Revenue and receivables are accounted for in accordance with Accounting Standard Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that the Company recognize revenue and receivables to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

2. Significant Accounting Policies (Continued)

Revenues and Receivables (Continued)

Revenue from contracts with customers and related receivables, if any, includes commission income and fees from investment banking. The recognition and measurement of revenue and receivable is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue and related receivables, if any, based on the consumption of the performance obligations of the customer; and whether constraints on variable consideration should be applied to certain future events.

ASC Topic 606 requires the Company to follow a five step model to (1) identify the contract or contracts with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue and related receivables, if any, when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. When a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Payment for the performance obligation occurs on the settlement date (date the trades are settled with the customer).

Research Income. The Company engages in the distribution of its own and third-party research to institutional clients. Under the terms of the customer agreements, the performance obligation is met once the research is provided, however, the amounts realizable are variable. There is uncertainty related to the amount a customer will pay that is outside of the Company's control and is based on customary business practices. The Company does not believe it can overcome this constraint until the customer has notified the Company what it will pay for the research. Typically, revenue and related receivable, if any, are recognized when the client has notified the Company of payment for research provided.

2. Significant Accounting Policies (Continued)

Revenues and Receivables (Continued)

Underwriting Fees and Costs. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned and receivables recognized from the fees arising from securities offerings in which the Company acts as an underwriter, which is the performance obligation. Revenue and receivables are recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy in a firm commitment offering or has sold in a best efforts offering. The Company believes that the trade date is the appropriate point in time to recognize revenue and receivables for securities transactions, as there are no significant actions the Company needs to take to fulfill its performance obligations, and the issuer obtains control of the benefit of proceeds from the securities offering. Payment for the performance obligation generally occurs at the closing date of the transaction. Underwriting costs that are deferred under the guidance in FASB ASC Topic 340-40-25-3 are recognized in expense at the time the related revenues and receivables are recorded. There were no retainers or other fees received or receivable prior to recognizing related receivable as of December 31, 2023.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") Topic 740, (Topic 740), *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. In accordance with ASC Topic 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC Topic 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Topic 740, *Income Taxes,* was amended by Accounting Standards Update No, 2019-12 (ASU 2019-12). The amendments in this Update are intended to simply the accounting for income taxes by removing certain complexities involving allocating tax expense or benefit to components of the income statement (e.g. between continuing operations and discontinued operations), deferred tax liabilities related to outside basis differences for equity method investments and foreign subsidiaries, and allocating year-to-date losses between interim periods in a year. The application of ASU 2019-12 did not have a material effect on the Company's financial condition.

2. Significant Accounting Policies (Continued)

Leases

Leases are accounting for in accordance with ASU No. 2016-02, Leases ("Topic 842") which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. Previously, obligations with respect to operating leases were disclosed in a footnote to the financial statements and not included on the balance sheet. The Company entered into a short-term rental agreement of twelve months that was renewed in July of 2023 for a monthly fee of $18,300 and commencing September 1, 2023. As the lease is a short-term rental agreement, Topic 842 does not apply and nothing related to the lease is presented in the Statement of Financial Condition.

Credit Losses

Credit losses are accounted for in accordance ASU No. 2016-13, Financial Instruments-Credit Losses ("Topic 326") that requires the Company with a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The Company has not experienced significant credit losses and, as such, the application of Topic 326 did not have a material effect on its financial condition.

Financial Instruments and Fair Value Measurements

Generally accepted accounting principles require the disclosure of financial instruments, as defined, for both assets and liabilities reported in the Company's Statement of Financial Condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

The Company's assets and liabilities with short and intermediate-term maturities and defined settlement amounts include cash, receivables, payables, and accrued expenses and are carried at their contractual amounts, which approximate fair value. U.S. Treasury Securities are reported at fair value on a recurring basis based on dealer and broker quotes.

The measurement of fair values gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities. These are considered Level 1 measurements. Level 2 measurements are fair values obtained from quoted prices for similar instruments in active markets, and Level 3 measurements are generated from model-based techniques that use significant assumptions not observable in the market.

At December 31, 2023, the Company owned $2,643,095 of U.S. Government Securities, which are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of the fair value hierarchy.

3. Receivables and Deposit with Clearing Broker

Receivables from the Company's clearing broker consist of commissions earned by the Company and amounts otherwise held on deposit by the clearing broker. The Company also maintains cash deposited with Pershing pursuant to a fully- disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2023, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. Fixed Assets

At December 31, 2023, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 180,006	7
Equipment	436,425	3 - 10
Software	95,456	5
Total cost	711,887	
Less accumulated depreciation and amortization	(693,286)	
Total cost, net of accumulated depreciation and amortization	$ 18,601	

5. Commitments and Contingencies

Clearing Broker Indemnification

The Company applies the provisions of Topic ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2023, no amounts were recorded under such agreement as no loss exists.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. As of December 31, 2023, the Company had net capital of $11,296,968, which exceeded the regulatory requirement by $11,046,968.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. During August 2023, the Company applied for and subsequently obtained approval from FINRA to repay the Parent Company $11,500,000, which was repaid in December of 2023.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) and (ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

7. Related Party Transactions

Pursuant to a Transfer Pricing Agreement and the Chaperoning Agreement between the Company and its Parent, the Company earns fees for assisting with underwriting, sales and chaperoning, and pays a certain percentage of its investment banking and corporate finance underwriting revenue to its Parent for services provided with an agreed upon mark-up. As of December 31, 2023, $-0- remained due from the Parent or due to the Parent for services provided.

The Company repaid $11,500,000 of capital to its Parent in December 2023. Pursuant to the U.S. Internal Revenue Code and the terms of the tax treaty between the U.S. and the Kingdom of Norway, a portion of this repayment is considered a dividend for U.S. Income Tax purposes, and requires the withholding of income taxes by the Company of approximately $189,564. This amount is due from its Parent and is included in Due from related parties in the Statement of Financial Condition as of December 31, 2023.

7. Related Party Transactions (Continued)

The Company is owed $29,112 for the ShareSave Program that is included in Due from related parties in the Statement of Financial Condition as of December 31, 2023. The ShareSave Program involves restricted stock of the Ultimate Parent.

The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities, which includes execution charges of $24,294 is due from its Parent as of December 31, 2023, and is included in Due from related parties in the Statement of Financial Condition.

As of December 31, 2022, amounts due from related parties amounted to $174,284, and amounts due to related parties amounted to $154,712.

Note 8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC and SIPC limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, as of December 31, 2023, a valuation allowance of $4,316,962 has been recorded in order to measure the entire deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

9. Income Taxes (Continued)

The Company's deferred taxes at December 31, 2023 were as follows:

Deferred tax assets, net of deferred tax liabilities of $2,691	$ 4,316,962
Valuation allowance	(4,316,962)
Deferred tax assets, net	$ -

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2022:

Net operating loss carryforwards	$ 4,108,034
Accrued expenses	187,644
Other	23,975
Total deferred tax assets	4,319,653
Fixed assets	(2,691)
Valuation allowance	(4,316,962)
Deferred tax assets, net	$ -

As of December 31, 2023, the Company has federal, state and local net operating loss carry forwards of approximately $10,659,923, $14,450,101 and $14,151,819, respectively. A portion of the federal net operating loss carry forwards, amounting to $2,995,757 will begin to expire in 2035. As of December 31, 2023, the federal net operating loss carryforwards generated for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, amounting to approximately $793,202, $347,807, $2,791,630, $3,252,974 and $478,553, respectively, can be carried forward indefinitely.

At December 31, 2023, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

10. Subsequent Events

No other events or transactions occurred subsequent to December 31, 2023 through the date of these financial statements were issued that would require recognition or disclosure in the statement of financial condition and related notes